SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 2009

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transaction period from                               to

Commission file Number 0-27782

The Employee Stock Ownership Plan of
Dime Community Bancshares, Inc. and Certain Affiliates
(Full Title of the Plan)

Dime Community Bancshares, Inc.
209 Havemeyer Street, Brooklyn, NY  11211
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office.)

Registrant's telephone number, including area code: (718) 782-6200

TABLE OF CONTENTS

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008:
Statements of Net Assets Available for Plan Benefits	3
Statement of Changes in Net Assets Available for Plan Benefits	4
Notes to Financial Statements	5-10
SUPPLEMENTAL SCHEDULE:
Schedule H , Line 4i - Schedule of Assets (Held At End Of Year)as of December 31, 2008	11
SIGNATURES	12

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of Dime Community Bancshares, Inc.
Brooklyn, New York

We have audited the accompanying statement of net assets available for benefits of The Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Certain Affiliates as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic 2009 financial statements taken as a whole. The supplemental Schedule H, Line 4i –Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic 2009 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

                    /s/ CROWE HORWATH LLP
                    Crowe Horwath LLP

Columbus, Ohio
June 28, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Dime Community Bancshares, Inc. & Subsidiaries:

We have audited the accompanying statement of net assets available for benefits of The Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Certain Affiliates (the “Plan”) as of December 31, 2008. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York
June 29, 2009

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY
BANCSHARES, INC. AND CERTAIN AFFILIATES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2009 AND 2008

	As of December 31, 2009			As of December 31, 2008
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
ASSETS:
Cash equivalents	$10	$-	$10	$6,433	-	$6,433
Non-participant directed investments, at fair value
Federated Prime Value Obligations Fund	$99,915	-	$99,915	90,337	-	90,337
Dime Community Bancshares, Inc. common stock	23,901,524	$14,668,041	38,569,565	26,562,175	$17,670,739	44,232,914
Sub-total	24,001,439	14,668,041	38,669,480	26,658,945	17,670,739	44,329,684
TOTAL ASSETS	24,001,449	14,668,041	38,669,490	26,658,945	17,670,739	44,329,684

LIABILITIES:
Borrowing from Dime Community Bancshares, Inc.	-	3,994,655	3,994,655	-	4,324,985	4,324,985
Other payables	4,212	-	4,212	-	-	-
TOTAL LIABILITIES	4,212	3,994,655	3,998,867	-	4,324,985	4,324,985

NET ASSETS AVAILABLE FOR BENEFITS	$23,997,237	$10,673,386	$34,670,623	$26,658,945	$13,345,754	$40,004,699

See notes to financial statements.

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY
BANCSHARES, INC. AND CERTAIN AFFILIATES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

	Allocated	Unallocated	Total
ADDITIONS:
Interest and dividend income	$1,110,033	$743,482	$1,853,515
Net depreciation in the fair value of Dime Community Bancshares, Inc. common stock	(3,221,022)	(2,061,114)	(5,282,136)
Net investment loss	(2,110,989)	(1,317,632)	(3,428,621)

Contributions from Dime Savings Bank of Williamsburgh - net	-	427,026	427,026
Other non-cash contributions (Note 7)	-	208,357	208,357
Total additions (reductions)	(2,110,989)	(682,249)	(2,793,238)

DEDUCTIONS:
Interest expense on borrowings from Dime Community Bancshares, Inc.	--	329,330	329,330
Benefit payments, net	1,467,477	744,031	2,211,508
Total deductions	1,467,477	1,073,361	2,540,838

TRANSFERS:
Allocation of 78,155 shares of Dime Community Bancshares, Inc. common stock at fair value	916,758	(916,758)	-
Total transfers	916,758	(916,758)	-

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS
	(2,661,708)	(2,672,368)	(5,334,076)
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	26,658,945	13,345,754	40,004,699

End of year	$23,997,237	$10,673,386	$34,670,623

See notes to financial statements.

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.	SUMMARY DESCRIPTION OF PLAN

The following is a brief description of The Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Certain Affiliates (the “ESOP”).  This description of the ESOP is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the ESOP’s provisions.

a.
General - The ESOP was adopted by the Board of Directors of the Dime Savings Bank of Williamsburgh (the “Bank”) on February 8, 1996, with an effective date of July 1, 1995.  Dime Community Bancshares, Inc. (the "Company") acts as the Plan Sponsor for the ESOP, and members of management of the Company or its direct subsidiaries serve as Plan Administrator for the ESOP.  The Employee Benefits Committee, comprised of members of both the Company's Board of Directors and management, oversees the operation and administration of the ESOP.

The ESOP is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Since February 2009, Pentegra Asset Management ("Pentegra") has served as trustee for the ESOP.  From September 2002 through January 2009, RS Group Trust Company served as the trustee for the ESOP.  Pentegra acquired RS Group Trust Company on August 18, 2008.

In order to purchase the shares of the Company’s common stock, the ESOP obtained a borrowing from the Company of $11,638,000, which originally was to be repaid over a ten-year period at a fixed interest rate of 8.0%.   Effective July 1, 2000, the maturity of the ESOP loan was extended from June 2006 to December 2025, with the continued option of prepayment.  Repayments of the borrowing are made from fully deductible contributions from the Bank to the ESOP.  As the ESOP makes each payment of principal and interest on the borrowing, an appropriate percentage of stock will be allocated to eligible participants accounts in accordance with applicable regulations under the Code.  The required principal repayments of the loan for the next five years and thereafter is as follows:  2010 – $131,731; 2011 – $142,270; 2012 – $153,651; 2013 – $165,943; 2014 – $179,219; and thereafter $3,221,841.

The borrowing is collateralized by the unallocated shares of the Company's stock held by the ESOP.  The Company, as lender, has no rights against shares once they are allocated under the ESOP.  Accordingly, the financial statements of the ESOP for the years ended December 31, 2009 and 2008, present separately the assets and liabilities and changes therein pertaining to:

                     (1)  the accounts of employees with vested rights in allocated stock (Allocated) and
                     (2)  stock not yet allocated to employees (Unallocated).

b.
Eligibility and Participation - Eligible employees, defined as salaried, common law employees of the Company or the Bank and its subsidiaries, who have completed a period of service of at least one year, automatically become eligible participants of the ESOP.  An employee is not an eligible employee if he or she is compensated principally on an hourly, daily, commission fee or retainer basis, or has waived any claim to membership in the ESOP.

c.
Contributions  - The Company or the Bank shall contribute to the ESOP an amount that, at minimum, shall serve to finance the ESOP’s obligation under its outstanding borrowing from the Company.  The Company or the Bank may contribute additional amounts, if designated by the Compensation Committee, to the ESOP, which shall be applied as a prepayment of principal or interest for the outstanding borrowing from the Company.  Any additional contributions approved by the Employee Benefits Committee shall be treated as an ESOP contribution and shall be allocated among the accounts of eligible participants in accordance with a pre-established formula.  Participant contributions are not permitted.

d.	Vesting - The balance credited to each participant’s account shall become vested in accordance with the following schedule:

Number of Years Of Service	Vested Percentage
Less than 2 years	0%
Less than 3 years	25
Less than 4 years	50
Less than 5 years	75
5 or more years	100

Under the provisions of the ESOP, participants were granted credit, for purposes of vesting, for years of service at the Company or any of its direct or indirect subsidiaries prior to the establishment of the ESOP. Any previously unvested portion shall become fully vested to participants upon attainment of age 65, or, if earlier, upon the termination of his or her participation by reason of death, disability, retirement or upon occurrence of change in control of the Company or the Bank.

e.
Investments - As of December 31, 2009 and 2008, the ESOP’s investments consists of the investment in common stock of the Company and the investment of cash balances in a short-term investment funds administered by the ESOP trustee.  The ESOP is permitted to invest in any of the following: (i) shares of the Company's common stock; (ii) such Investment Funds as may be established from time to time by the Employee Benefits Committee; and (iii) such other investments as may be permitted under the ESOP trust agreement.  The terms of the ESOP trust agreement permits investment in any commingled or group trust fund, or common trust fund that is exempt from taxes under Section 501(a) of the Code.

f.
Allocation of Shares to Participant Accounts - As of the last day of each plan year during which a borrowing is outstanding, a portion of the financed shares purchased with the proceeds of the borrowing shall be released in accordance with a predetermined formula.  The released shares are allocated to eligible participant accounts in the proportion that each such eligible participant’s compensation, as measured under the terms of the ESOP, for the portion of the immediately preceding calendar year during which he or she was a participant, bears to the aggregate compensation of all eligible participants, as measured under the terms of the ESOP.

Released shares allocated to participant accounts totaled 78,155 during the year ended December 31, 2009.

Each participant’s account reflects an allocation of the Bank’s contributions and ESOP earnings.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the ESOP trustee prior to the time that such rights are to be exercised.  The ESOP trustee is permitted, upon grant of authority by the Plan Administrator, to vote shares for which instructions have not been given by a participant within the stated time period.  Such vote is made in direct proportion to the votes received from participants.

g.
Forfeitures - Upon the termination of employment of a participant or former participant for reason other than death, disability, or retirement, that portion of the balance credited to his or her account which is not vested at the date of termination shall be forfeited as of the last Valuation Date, defined as the last business day of March, June, September or December.  The proceeds of such forfeitures shall be treated as loan repayments and ESOP contributions as designated by the Employee Benefits Committee.

There were 1,993 shares forfeited during the year ended December 31, 2009.  These forfeitures were utilized to reduce the employer contribution (which was the annual repayment of principal on the outstanding loan in accordance with the loan amortization schedule) in each respective year.

h.
Benefit Payments - Effective July 1, 2000, cash dividends received on allocated and unallocated holdings of Dime Community Bancshares, Inc. common stock are distributed quarterly to all ESOP participants.  These benefit distributions are made in the form of a cash payment.  Otherwise, no benefit distributions from the ESOP are made until a participant retires, dies (in which case, payment are made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company or the Bank and its subsidiaries.

On termination of services due to death, disability, retirement or other reason, a participant may elect to receive either lump-sum or installment payment amounts equal to the value of the participant's vested interest in his or her account.  This distribution is made by means of cash and/or stock payments.

i.
ESOP Termination - Although it has not expressed any intention to do so, the Company reserves the right to terminate the ESOP at any time, subject to the provisions of ERISA.  Upon such termination of the ESOP, the interest of each participant in the ESOP will be distributed to such participant or his or her beneficiary at the time prescribed by the ESOP provisions and the Code.  Upon termination of the ESOP, the Compensation Committee shall direct the ESOP trustee to pay all liabilities and expenses of the trust fund and to sell the shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the borrowing.

j.
Diversification – Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant, subject to certain percentage limitations. Participants who elect to diversify can receive cash distributions or transfer the amount to The Dime Savings Bank of Williamsburgh 401(k) Savings Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Accounting - The accompanying financial statements have been prepared under the accrual basis of accounting.

b.
 Investment Transactions and Income Recognition - Investment transactions are accounted for on a trade-date basis.  Net investment income consists of gains and losses realized from the sales of investments, the net change in the unrealized appreciation or depreciation on investments, and interest and dividends earned.  Realized gains and losses from securities transactions are recorded on the average cost basis.  Interest income on the Federated Prime Value Obligations Fund is recorded on the accrual basis and dividend income on Dime Community Bancshares, Inc. common stock is recorded on the ex-dividend date.  During the year ended December 31, 2009, cash dividends totaling $1,853,515 on Dime Community Bancshares, Inc. common stock, were declared by the Company and paid to the ESOP, which was recorded in "Interest and dividend income" in the Statement of Changes in Net Assets Available for Plan Benefits.  All dividends on unallocated shares and shares allocated to each participant are distributed to participants in the ESOP no later than the close of the calendar quarter in which such dividends are received by the ESOP.

c.
Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements.  Actual results could differ from these estimates.

d.
Risks and Uncertainties - The ESOP has an equity investment concentrated solely in one equity security, which, in general, is exposed to various risks such as interest rate, credit, liquidity and overall market volatility.  Due to the level of risk associated with investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

e.	Administrative Expenses - Administrative expenses are paid by the Company as provided in the ESOP.

f.
Fair Value of Investments - Dime Community Bancshares, Inc. common stock and the Federated Prime Value Obligations Fund are valued at fair value based upon quoted market prices from a nationally recognized securities exchange.  The closing price of Dime Community Bancshares, Inc. common stock was $11.73 as of December 31, 2009 and $13.30 as of December 31, 2008.  The closing price of the Federated Prime Value Obligations Fund was $1.00 at both December 31, 2009 and 2008.

g.
Recent Accounting Pronouncements - In June 2009, the FASB replaced the hierarchy of Generally Accepted Accounting Principles, with the FASB Accounting Standards Codification™ (the "Codification" or "ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP.  Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  The Codification was effective for financial statements issued for periods ending after September 15, 2009.

3.	FAIR VALUE MEASUREMENTS

 In accordance with ASC 820-10-65, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an  active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs that reflect the ESOP's own assumptions about the assumptions that market participants would use in pricing an asset or liability. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the ESOP’s investments measured at fair value on a recurring basis at  the dates indicated.

	At December 31, 2009
	Fair Value Measurements Using (1)
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Federated Prime Value Obligations Fund	$99,915	-	-	$99,915
Dime Community Bancshares, Inc. common stock	38,569,565	-	-	38,569,565
(1)	Please refer to footnotes 2(f) for a discussion of the valuation methods utilized for these investments.

	At December 31, 2008
	Fair Value Measurements Using (1)
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Federated Prime Value Obligations Fund	$90,337	-	-	$90,337
Dime Community Bancshares, Inc. common stock	44,232,914	-	-	44,232,914
(1)	Please refer to footnotes 2(f) for a discussion of the valuation methods utilized for these investments.

4.	FEDERAL INCOME TAX STATUS

The ESOP is intended to be qualified under Section 401(a) of the Code and is intended to be exempt from taxation under Section 501(a) of the Code.  The ESOP received a favorable IRS determination letter dated January 14, 2003.  The ESOP has been amended since receiving the determination letter.  The Plan Administrator believes that the ESOP and its underlying trust are currently designed and being operated in compliance with the applicable requirements of the Code, and they continue to be tax exempt.  Therefore, no provision for income taxes has been included in the ESOP’s financial statements.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The ESOP owns an investment in the common stock of the Company, the Plan Sponsor.  This investment is administered and held in safekeeping by the ESOP trustee.  Contributions to the ESOP are held and managed by the ESOP trustee.  All contributions received during the years ended December 31, 2009 and 2008, were utilized to service the principal and interest on the borrowing.

Certain administrative functions are performed by officers or employees of the Company or Bank.  No such officer or employee receives compensation from the ESOP for the administrative functions they perform.  All administrative expenses of the ESOP are paid by the Company.

6.	INVESTMENTS

        The ESOP’s investments, which represent more than 5% of the net assets available for plan benefits are presented in the following table.  All investments are non-participant directed.

	December 31, 2009		December 31, 2008
	Allocated	Unallocated	Allocated	Unallocated
Shares of Dime Community Bancshares, Inc. Common Stock:
Number of shares	2,037,641	1,250,472	1,997,156	1,328,627
Cost	$6,429,097	$3,733,357	$5,995,130	$3,966,693
Market Value	$23,901,524	$14,668,041	$26,562,175	$17,670,739

        During the year ended December 31, 2009, the ESOP's investment in the Company's common stock (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $5,282,136.

7.     DEBT FORGIVENESS

During 2009, the Department of Labor performed an audit of the ESOP and determined that the ESOP's loan balance was incorrectly calculated and underpaid by $208,357.  Corrective action was taken in 2009 and Dime Community Bancshares, Inc. forgave the $208,357 balance in order to align the number of shares allocated with the appropriate loan balance.  This reduction of the loan payable was recorded as a non-cash contribution in the accompanying Statements of Changes in Net Assets Available for Benefits.

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2009

Name of Plan Sponsor:                                                                Dime Community Bancshares, Inc.
Employer Identification Number (EIN):                                     11-3297463
Three Digit Plan Number (PIN):                                                  003

(a)	(b)	(c)	(d)	(e)
Parties		Description
in	Identity of	Of
Interest	Issuer	Investment	Cost	Current Value
*	Dime Community Bancshares, Inc.	Shares of common stock	$10,162,454	$38,569,565

	Federated Investors	Prime Value Obligations Fund	99,915	99,915
Total			$10,262,369	$38,669,480

*Party-in-interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Dime Community Bancshares, Inc. (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.

Dated:  June 29, 2010                                                     /s/ VINCENT F. PALAGIANO
     Vincent F. Palagiano
     Chairman of the Board and Chief Executive Officer

Dated:  June 29, 2010                                                   /s/ KENNETH J. MAHON
    Kenneth J. Mahon
    First Executive Vice President and Chief Financial Officer